Exhibit A

June 27, 2008

RE:	DiVall Insured Income Properties 2, L.P.
Third Party Tender Offer

Ladies and Gentlemen:

On or about June 13, 2008, Mackenzie Patterson Fuller, LP and its affiliates (collectively, the “Bidder”) filed a Schedule TO with the Securities and Exchange Commission for the purposes of making a third-party tender offer subject to Rule 14d-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) for up to 7,176 Unites of DiVall Insured Income Properties 2, L.P. (the “Partnership”) at a purchase price equal to $230 per Unit (the “Offer”).

Pursuant to Rule 14e-2 of the Exchange Act, the Partnership is obligated to take a position with respect to the Offer. To that end, in accordance with the terms of Rule 14e-2 of the Exchange Act, the Partnership expresses no opinion and is remaining neutral toward the Offer. However, we feel it is important that you understand the following information when you consider selling your Units to the Bidder or any other unsolicited offer:

1. Third-Party Sales:

The Partnership is not affiliated in any way with the Bidder and the money that may be tendered for the Offer does not come from or through the Partnership. Once the Partnership receives sufficient evidence of a sale from the both a seller and buyer directing the Partnership to transfer the Units, the Units are transferred and a new certificate is issued to the buyer. The Partnership will not be responsible for making sure the seller is paid.

With any unsolicited offer, it is important to thoroughly evaluate the terms and conditions. The fine print may be difficult to understand. For example, one area that seems to lead to confusion is who is entitled to receive (or get credit for) any distributions that occur before the sale is completed and the Unit is transferred.

DiVall Insured Income Properties 2, L.P.

June 27, 2008

2. Purchase Price of Offer:

The Offer is based on a purchase price equal to $230 per Unit, which amount the Bidder acknowledges is substantially lower than its own estimate of the Partnership’s liquidation value. According to the Offer to Purchase attached to Schedule TO as Exhibit (a)(1), the Bidder’s estimated liquidation value of the Partnership is approximately $378.19 per Unit.

The Bidder’s purchase price is also subject to adjustment in the event of any distributions declared or made with respect to the Units between June 13, 2008 and July 25, 2008. In light of this, please note that the Wendy’s property located in Savannah, Georgia (“Wendy’s Property), was sold in late May and the net sales proceeds (currently estimated to be $23 per Unit) will be distributed on or about August 15, 2008. In addition to the proceeds from the sale of the Wendy’s Property, a distribution for the Partnership’s quarterly cash flow will be forthcoming in an amount estimated to be $7 per Unit. If you accept the Offer, these combined distributions may reduce the initial $230 per Unit purchase price.

Comparative transfer price information is available upon request to our Investor Relations Department. Our records indicate that Units are trading in a range from $335 to $375 per Unit. The Partnership, however, does not represent that these prices are fair or reasonable.

3. Current Rate of Return; Improved Portfolio:

The Partnership continues its efforts to eliminate weak performing properties, strengthen tenant quality and provide greater stability. The Partnership’s aggregate distributions for the First Quarter of 2008 equaled $315,000 ($6.81 per Unit), which was $45,000 higher than originally projected. The approximate annualized “operating return” for the First Quarter of 2008 was approximately 7.2%, based on the Net Asset Value of $385 per Unit as of December 31, 2007. The adjusted Net Asset Value as of May 31, 2008 is $360 per Unit (the sale of the Wendy’s Property resulted in a Net Asset Value reduction of $25 per Unit).

4. Qualified Matching Service:

Within the last sixty days, the Partnership instituted a “Qualified Matching Service” as defined in Section 1.7704-1(g) of the Treasury Regulations promulgated under Section 7704 of the Internal Revenue Code of 1986 (the “Code”), which facilitates the transfer of up to 10% of the total interest in the Partnership’s capital or profits provided certain requirements are met. This Qualified Matching Service provides for some liquidity, outside of a tender offer scenario, through which Units may be bought and sold.

5. Termination Scheduled for 2010:

The Partnership is currently scheduled to liquidate in 2010, although it is possible this liquidation deadline may be extended if the limited partners vote to amend the Partnership Agreement.

DiVall Insured Income Properties 2, L.P.

June 27, 2008

In the event you have questions or require additional information, please feel free to contact DiVall Investor Relations at the address or number(s) below:

MAIL:	DiVall Investor Relations C/O Phoenix American Financial Services, Inc. 2401 Kerner Blvd. San Rafael, CA 94901

PHONE:	1-(800)-547-7686

FAX:	1-(415)-485-4553

Sincerely, The Provo Group Inc., As General Partner

By:	/s/ Bruce A. Provo
Bruce A. Provo, its President